Exhibit 99.2

Brookfield RENEWABLE CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders
June 24, 2024

National Instrument 51-102 – Section 11.3 (Canada)

The annual meeting of shareholders of Brookfield Renewable Corporation (the “Corporation”) was held on Monday, June 24, 2024 at 8:30 a.m. in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 138,504,089 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 77.10% of the Corporation’s 179,646,303 issued and outstanding Exchangeable Shares on the record date for the Meeting, and 165 class B multiple voting shares (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 538,938,909 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the nine nominees proposed by management for election to the board of directors of the Corporation were nominated and elected at the Meeting by acclamation. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	620,924,428	93.30%	44,576,848	6.70%
Scott Cutler	664,264,509	99.81%	1,236,765	0.19%
Sarah Deasley	664,376,825	99.83%	1,124,450	0.17%
Nancy Dorn	659,992,277	99.17%	5,508,997	0.83%
Eleazar de Carvalho Filho	657,532,159	98.80%	7,969,115	1.20%
Randy MacEwen	664,202,984	99.80%	1,298,290	0.20%
Lou Maroun	659,599,618	99.11%	5,901,658	0.89%
Stephen Westwell	659,917,384	99.16%	5,583,891	0.84%
Patricia Zuccotti	663,777,266	99.74%	1,724,009	0.26%

Appointment of Auditors

The resolution to reappoint Ernst & Young LLP as the external auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class:

Votes For	%	Votes Withheld	%
677,082,295	99.95%	360,701	0.05%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

Dated: June 24, 2024

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin Title: General Counsel and Corporate Secretary